UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

ZHONGCHAO INC.

(Exact name of registrant as specified in its charter)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Contents

As previously announced, Zhongchao Inc., a Cayman Islands exempt company (the “Company”) held the extraordinary general meeting of shareholders on February 20, 2024 where the shareholders approved the proposed 1-for-10 share consolidation of the Company’s ordinary shares of US$0.0001 par value each (the “Share Consolidation”).

Beginning with the opening of trading on February 29, 2024, the Company’s Class A ordinary shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “ZCMD,” but under a new CUSIP number of G9897X115.

The Company’s amended and restated articles of association (the “Amended Charter”) in connection with the Share Consolidation became effective on February 29, 2024. The Amended Charter is filed as Exhibit 99.1 hereto, which is incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-256190), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits.

Exhibits:

Exhibit No.	Description
99.1	Amended and Restated Memorandum of Association, effective on February 29, 2024

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: February 29, 2024	By:	/s/ Weiguang Yang
Weiguang Yang Chief Executive Officer

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